SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2004

AIR FRANCE

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Roissy, 2 September 2004

FINANCIAL YEAR 2004-05

SUBSTANTIAL IMPROVEMENT IN 2004-05 FIRST QUARTER RESULTS

•	Turnover: 4.46 billion euros (+12.3%)

•	Operating income before aircraft disposals: 156 million euros (compared with a loss of 1 million euros in 1st quarter 2003-04)

•	Profit before tax and goodwill amortization: 95 million euros (3 million euros in 1st quarter 2003-04)

The Board of Directors examined the first quarter results of fiscal 2004-05 at their meeting on 1st September, under the chairmanship of Jean-Cyril Spinetta. During the meeting, Mr. Spinetta made the following comments: “I am pleased to present to you today the first consolidated results of the Air France-KLM Group. In a context where the sharp increase in oil prices poses a new challenge for our industry in spite of global recovery, we have posted good results thanks notably to the immediate implementation of the necessary measures to obtain synergies”. The Chairman also added: “I would like to underscore the commitment of Air France staff to carry out the flight schedule as planned before the accident at Terminal 2E, thus contributing to the Group’s smooth operations during this quarter”. Leo Van Wijk emphasized the close collaboration of the teams of both airlines and the continued implementation of cost-savings programmes. He made the following comments: “We have seen the effectiveness of our commercial measures and particularly combinable fares. KLM has posted an increase in unit revenue and seat load factor thanks to greater access to the French market”.

Consolidated figures

As the Public Exchange Offer closed on 3 May 2004, the consolidated results for the first quarter of financial year 2004-05 for the Air France-KLM Group are presented on the basis of a 3-month consolidation of the Air France Group (April-June 2004) and a 2-month consolidation of the KLM Group (May-June 2004). Moreover, until 31 March 2004, Servair was consolidated with a one-quarter time difference. To cancel this time difference, Servair has been consolidated for six months (January-June 2004) for this first quarter of 2004-05.

	1st quarter to
Non audited	30 June 2004 (1) (2)	30 June 2003 (1) proforma	Change	30 June 2003 (3) published
Turnover	4,463	3,974	+12.3%	3,009
EBITDAR	693	524	+32.3%	406
Operating income before aircraft disposals	156	(1)	nm	(13)
Profit before tax and amortization of goodwill	95	3	nm	5
Group net profit	95	46	+106.5%	4

(1)	Consolidation of the Air France Group over three months (April-June) and of the KLM Group over two months (May-June)
(2)	Consolidation of Servair over a 6-month period in the first quarter of financial 2004-2005.
(3)	Air France Group

As a result of the consolidation, the KLM Group accounts, drawn up under Dutch accounting standards, were restated in accordance with French accounting standards. The purchase price allocation, which will only be finally fixed on 31 March 2005, has also been factored into the accounts. These two restatements had a positive impact amounting to 16 million euros on the operating income figure (33 million as at 30 June 2003) and to 54 million euros on net income (52 million on 30 June 2003), including the amortization of negative goodwill totaling 34 million euros over the two months.

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Results: 156 million euros operating income before aircraft disposals

The Air France-KLM Group saw sustained growth in its operations in a business environment that, although improving, remains difficult. Traffic grew by 16.9% during the quarter on a 12.9% increase in capacity, leading to a 2.7-point improvement in load factor to 77.7%. In spite of the increase of the oil price, the cost-control measures implemented by both airlines enabled the Group to post an operating income of 156 millions before aircraft disposals.

On a 12.3% increase in turnover to 4.46 billion euros, operating expenses rose by only 8.4% to 4.31 billion euros, despite the sharp increase in the fuel bill. The consolidation of an additional quarter for Servair accounts for approximately 1% of the increase in turnover and for 1.1% of the increase in operating expenses.

The main changes in operating expenses are as follows:

-	Fuel costs rose by 19.6% to 544 million euros, compared with 455 million in the quarter to 30 June 2003, due to the combined impact of a +11% volume effect and an increase in the price of jet fuel of 28% and of an 7% fall in the dollar exchange rate. Hedging contracts generated savings of 59 million euros, or 13% of the total fuel charge.

-	Chartering expenses rose by 17.9% to 132 million euros, compared with 112 million in the quarter to 30 June 2003, mainly due to the accounting of the Korean Air code-share operations in revenues and charges whereas the net balance had been posted last year.

-	The sharp, 21.7%, increase in catering expenses is mainly due to the 2-quarter consolidation of Servair and to higher activity levels.

-	Sales and distribution expenses increased by 11.6% to 356 million euros, against 319 million in the period as of 30 June 2003, due to the resumption of the Group’s advertising campaigns.

-	Payroll costs rose by 6% to 1.39 billion euros compared with 1.31 billion euros in the quarter to 30 June 2003. Excluding the impact of the consolidation of Servair, this increase would have been limited to 4.4% including 2.4% in wages and 8.1% in payroll taxes, mainly due to the reform of subsidies linked to the deployment of the 35-hour week in France. The average staff count dropped by 1.8% to 102,412 employees.

Unit costs measured in terms of Equivalent Available Seat-km (EASK) fell by 4.8% (down 5.1% at constant exchange rates and fuel costs).

EBITDAR (Earnings Before Income Tax, Depreciation, Amortization and Operating Leases) totalled 693 million euros compared with 524 million euros in the year-earlier period – an increase of 32.3%.

Operating income before aircraft disposals has gone from a loss of one million euros in the quarter ending 30 June 2003 to a profit of 156 million euros in the three months to 30 June 2004. After aircraft disposals, operating income came in at 157 million euros as against 12 million euros last time.

Net interest charges reduced to 50 million euros, compared with 54 million euros in the quarter ending 30 June 2003, but financial result deteriorated (loss of 79 million euros in the quarter to 30 June 2004 compared with a loss of 12 million last year) due to foreign exchange losses of 14 million euros as against a foreign exchange gain of 31 million euros last year and to a provision of 15 million euros (of which 11 million euros relating to OPODO), compared with write-backs of 12 million euros in the quarter to 30 June 2003.

After integrating 17 million euros in profits from companies consolidated under the equity method, and 30 million euros in goodwill amortization gains, Group net profit increased by 106.5% to 95 million euros, compared with a 46 million profit in the three months to 30 June 2003.

Financial situation

Investment over the period totaled 624 million euros. This was entirely financed out of operating cash flow in the amount of 633 million euros and by the proceeds from aircraft disposals, amounting to 25 million euros. On the basis of consolidated net debt of 5.5 billion euros and a shareholder equity of 5.0 billion euros, the Group’s debt/equity ratio comes in at 1.09. As at 30 June 2004 the Group totaled net cash and equivalent of 2.6 billion euros and a credit facility of 1 billion euros.

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Sector information

Passenger business

Over the period, passenger activity grew by 16.9% on a 12.9% increase in capacity, taking the seat-load factor 2.7 points higher to 77.7%.

Passenger turnover totaled 3.55 billion euros, up 12.2%. Revenue per available seat kilometer was down 0,5% but increased by 1.5% at constant change rates. Unit costs fell by 4,8% and 5,2% at constant change rates and fuel costs. Operating income before aircraft disposals amounted to 121 million, compared with an operating loss of 18 million in the three months to 30 June 2003.

Cargo business

Cargo operations recovered strongly on an 11.7% increase in traffic. The load factor was down slightly, by 0.7 of a percentage point, at 67.7%, on a 12.8% capacity increase. Turnover came in at 537 million euros. Yield per revenue tonne-km fell by 2.7% and by 0.3% at constant change rates. Unit costs were down by 4,7% and 5,5% at constant change rates and fuel costs. Operating income before aircraft disposals in cargo operations amounted to 10 million euros, as against 3 million a year earlier.

Maintenance business

Third-party turnover from MRO operations increased by 5.7% to 185 million euros generating an operating profit of 10 million euros, compared with 5 million in the three months to 30 June 2003.

Other activities

Other activities generated turnover of 193 million euros, of which 44 million euros as a result of the 3-month additional consolidation of Servair. Operating income from other activities, including aircraft disposals, amounted to 16 million, (22 million in the quarter to 30 June 2003), of which 16 million from the Transavia subsidiary.

Outlook for the current financial year

The current quarter started off with a satisfactory level of activity, bolstered by the advanced bookings for the next few months, as well as a further steep increase in oil prices. Based on an average market price of 40 dollars per barrel of the rest of the 2004-05 financial year, and taking into account the fuel surcharges already implemented, the Air France-KLM group confirms its target of a substantial rise in operating income before aircraft disposals. According to this assumption and, given our hedge over the next few months, any change of one dollar in the barrel price will have an estimated impact of 5 million dollars per month.

Calendar

Thursday 2 September 2004: Analysts’ meeting with audio-web conference at 3:00 pm (Paris time)

-	To connect to the conference call, please dial 00 44 207 162 0125 (password: Air France)

-	To visualize the presentation, go to the following website:

http://airfrance.momentys.com (password: AFRQ1)

-	For instant replay, please dial 00 44 208 288 4459 (code: 198612)

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STATISTICS – Air France-KLM Group

1st quarter: consolidated figures for the Air France Group over 3 months (April-June) and the KLM Group over 2 months (May-June).

Passenger business

1st quarter ended	30 June 2004	30 June 2003	change

Passenger traffic revenues	3,295	2,932	+12.4%

Traffic in million revenue-passenger-km (RPK)	38,025	32,532	+16.9%
Capacity in million available-seat-km (ASK)	48,944	43,357	+12.9%
Load factor (%)	77.7%	75.0%	+2.7 pts

Unit revenue per RPK (in € cents)	8.64	9.00	-3.9%
Excluding currency effect			-1.9%

Unit revenue per ASK (in € cents)	6.72	6.75	-0.5%
Excluding currency effect			+1.5%

Cargo business
1st quarter ended	30 June 2004	30 June 2003	change

Cargo traffic revenues	492	453	+8.6%

Traffic in million revenue-tonne-km (RTK)	2,205	1,975	+11.7%
Capacity in million available-tonne-km (ATK)	3,256	2,886	+12.8%
Load factor (%)	67.7%	68.4%	-0.7 pts

Unit revenue per RTK (in € cents)	22.32	22.94	-2.7%
Excluding currency effect			-03%

Unit revenue per ATK (in € cents)	15.12	15.69	-3.7%
Excluding currency effect			-1.3%

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France

Date: September 2, 2004	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations